Exhibit 12.1

AMERCO and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Fiscal Year Ended March 31,
	September 30, 2013	2013	2012	2011	2010	2009
	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)	(In thousands)	(In thousands)

Earnings	$395,896	408,487	325,636	289,314	100,190	22,578
Plus:
Interest expense	45,022	86,978	86,164	84,557	88,758	94,255
Amortization of capitalized expenses related to debt	1,694	4,133	4,428	4,249	5,198	4,908
An estimate of the interest component of rent expense	17,608	39,149	43,738	50,270	52,317	50,808
Adjusted "earnings"	$460,220	538,747	459,966	428,390	246,463	172,549

Fixed charges:
Interest expense	$45,022	86,978	86,164	84,557	88,758	94,255
Capitalized interest	270	415	221	425	609	693
Amortization of capitalized expenses related to debt	1,694	4,133	4,428	4,249	5,198	4,908
An estimate of the interest component of rent expense	17,608	39,149	43,738	50,270	52,317	50,808
Total fixed charges	$64,594	130,675	134,551	139,501	146,882	150,664

Ratio of earnings to fixed charges	7.1	4.1	3.4	3.1	1.7	1.1